May 9, 2007
VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ICP Solar Technologies Inc. (the "Registrant")
Registration Statement on Form SB-2 (File No. 333-138693)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), we respectfully request acceleration of the effective date of our above-captioned Registration Statement at 4:00 PM EST on Friday, May 11, 2007, or as soon after that as practicable.

We confirm awareness of our statutory responsibilities under the Act.

We also acknowledge the following:

1.     Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.     The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3.     The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ICP SOLAR TECHNOLOGIES INC.
By: /s/ Sass Peress
     ----------------------
     Sass Peress
     President and Chief Executive Officer